Exhibit 12.1

Bio-Rad Laboratories, Inc.

Statement of Computation of Ratios

($000)

	For the Nine Months Ended September 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Earnings
Add:
Income from continuing ops before income tax and NCI or inc/loss fr equity investees	143,739	142,843	120,843	142,027	93,371	97,327
Fixed charges	43,081	47,001	43,432	41,800	41,765	28,483
Amortization of capitalized interest	105	37	34	34	30	24

Subtract:
Capitalized interest	(524)	(1,032)	—	—	(313)	—

Total Earnings	186,401	188,849	164,309	183,861	134,853	125,834

Fixed Charges
Add:
Interest expensed	32,661	32,113	31,606	32,022	32,643	20,219
Capitalized interest	524	1,032	—	—	313	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,106	1,063	1,014	974	978	671
Estimated interest within rental expense	8,790	12,793	10,812	8,804	7,831	7,593

Total Fixed Charges	43,081	47,001	43,432	41,800	41,765	28,483

Ratio of Earnings to Fixed Charges	4.3	4.0	3.8	4.4	3.2	4.4